UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549




                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934


                         DOMINION BRIDGE
                         ---------------
                        (Name of Issuer)

                          COMMON STOCK
                          ------------
                 (Title of Class of Securities)


                            257192104
                            ---------
                         (CUSIP Number)

Check the following box if a fee is being paid [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13G
CUSIP No. 257192104                          Page 2 of 5 Pages


1 NAMES OF REPORTING PERSONS - S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
         CREDIT SUISSE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [ ]
                                                          (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION:
         SWITZERLAND

               5    SOLE VOTING POWER:
                         -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY    6    SHARED VOTING POWER:
EACH REPORTING           1,531,131
 PERSON WITH
               7    SOLE DISPOSITIVE POWER:
                         -0-

               8    SHARED DISPOSITIVE POWER:
                         1,531,131
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                         1,531,131

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES [x]     Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                          5.3%

12  TYPE OF REPORTING PERSON:
         BK;



                          SCHEDULE 13G

Item 1(a).  Name of Issuer:     DOMINION BRIDGE

Item 1(b).  Address of Issuer's Principal Executive Offices:
                         500 RUE NOTRE DAME
                         LACHINE, QUEBEC H8S 2B2
                         CANADA

Item 2(a).  Name of Person Filing:

            CREDIT SUISSE

Item 2(b).  Address of Principal Business Office, or, if none,
                 Residence:

            PARADEPLATZ 8, 8070 ZURICH, SWITZERLAND

Item 2(c).  Citizenship:

            SWITZERLAND

Item 2(d).  Title of Class of Securities:

            COMMON STOCK

Item 2(e).  CUSIP Number:

            257192104

Item 3.     If this Statement is being filed pursuant to Rules
            13(d)-1(b) or 13d-2(b), check whether the person filing is a:

            (a)  [ ] Broker or Dealer registered under Section
                     15 of the Act

            (b)  [x] Bank as defined in section 3(a)(6) of the
                     Act

            (c)  [ ] Insurance Company as defined in section
                     3(a)(19) of the Act

            (d)  [ ] Investment Company registered under
                     section 8 of the Investment Company Act

            (e)  [ ] Investment Adviser registered under
                     section 203 of the Investment Advisers Act of 1940

            (f)  [ ] Employee Benefit Plan, Pension Fund which
                     is subject to the provisions of the
                     Employee Retirement Income Security Act of
                     1974 or Endowment Fund

            (g)  [ ] Parent Holding Company, in accordance with
                     [Section] 240.13d-1(b)(ii)(g)

            (h)  [ ] Group, in accordance with
                     [Section] 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership (as of December 31, 1996):

            (a)  Amount Beneficially owned:
                      1,531,131

            (b)  Percent of Class:
                      5.3%

            (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct
                              the vote:
                                0

                        (ii)  shared power to vote or to direct
                              the vote:
                              1,531,131

                       (iii)  sole power to dispose or
                              direct the disposition of:
                                0

                        (iv) shared power to dispose or to
                             direct the disposition of:
                             1,531,131


As of December 31, 1996 approximately 99.9% of the outstanding common stock of Credit Suisse was owned by CS Holding, which is now known as Credit Suisse Group ("CSG"). CSG, for purposes of federal securities laws, may be deemed ultimately to control
Credit Suisse. CSG, its executive officers and directors and its direct and indirect subsidiaries, in addition to Credit Suisse, may beneficially own shares of DOMINION BRIDGE and such shares are not reported on this Statement. CSG disclaims beneficial ownership of shares of DOMINION BRIDGE beneficially owned by its executive officers and directors and its direct and indirect subsidiaries, including Credit Suisse. Effective as of January 1, 1997, CSG reorganized its corporate structure. Pursuant to the restructuring, Credit Suisse changed its name to Credit Suisse First Boston.

The reporting person expressly declares that the filing of this
Schedule 13G shall not be construed as an admission that it is, for the purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
            [ ]

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person:

            Other than as disclosed herein, the reporting person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13G.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Securities Being Reported on by the Parent Holding Company:

            Not Applicable.

Item 8.     Identification and Classification of Members of the
            Group:

            Not Applicable.

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE
                            ---------

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated as of  January 27, 1997
                                      CREDIT SUISSE FIRST BOSTON*


                                      By:  Andrae Lamprecht
                                           ------------------------
                                           Name:
                                           Title:

                                      By:  Dorothee Locher Chiment
                                           ------------------------
                                           Name:
                                           Title:

*As of January 1, 1997, Credit Suisse changed its name to
CREDIT SUISSE FIRST BOSTON